UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 29, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number: 1-5418

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

PITTSBURGH DIVISION PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SUPERVALU INC.

11840 Valley View Road

Eden Prairie, Minnesota 55344

FINANCIAL STATEMENTS AND EXHIBITS

The following financial statements of Pittsburgh Division Profit Sharing Plan are included herein:

1.	Report of Independent Registered Public Accounting Firm dated August 27, 2004.

2.	Statements of Net Assets Available for Benefits as of February 29, 2004 and February 28, 2003.

3.	Statement of Changes in Net Assets Available for Benefits for the Fiscal Year Ended February 29, 2004.

4.	Notes to the Financial Statements for the Fiscal Years Ended February 29, 2004 and February 28, 2003.

Ex-23 Consent of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the Pittsburgh Division Profit Sharing Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

PITTSBURGH DIVISION PROFIT SHARING PLAN

DATE: August 27, 2004	By:	SUPERVALU INC., the plan administrator

		By:	/s/ Pamela K. Knous
Pamela K. Knous
Executive Vice President and
Chief Financial Officer

PITTSBURGH DIVISION

PROFIT SHARING PLAN

Financial Statements

February 29, 2004 and February 28, 2003

(With Report of Independent Registered Public Accounting Firm Thereon)

PITTSBURGH DIVISION

PROFIT SHARING PLAN

Report of Independent Registered Public Accounting Firm

The Administrative Committee

SUPERVALU INC.

Eden Prairie, Minnesota:

We have audited the accompanying statements of net assets available for benefits of the Pittsburgh Division Profit Sharing Plan (the “Plan”) as of February 29, 2004 and February 28, 2003, and the related statement of changes in net assets available for benefits for the fiscal year ended February 29, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of February 29, 2004 and February 28, 2003, and the changes in net assets available for benefits for the fiscal year ended February 29, 2004, in conformity with U.S. generally accepted accounting principles.

/s/    KPMG LLP

Minneapolis, Minnesota

August 27, 2004

PITTSBURGH DIVISION

PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

February 29, 2004 and February 28, 2003

	2004	2003
Assets:
Investments in SUPERVALU INC. 401(k) Master Trust, at fair value	$56,456,157	47,951,757
Contribution receivable from employer	1,645,573	1,538,328

Liabilities:
Expenses payable	(13,049)	(52,403)

Net assets available for benefits	$58,088,681	49,437,682

See accompanying notes to financial statements.

PITTSBURGH DIVISION

PROFIT SHARING PLAN

Statement of Changes in Net Assets Available for Benefits

Fiscal year ended February 29, 2004

Additions:
Investment income from SUPERVALU INC. 401(k) Master Trust	$8,787,909

Contributions:
Employer	1,661,138

Total additions	10,449,047

Deductions:
Distributions to participants	(1,609,863)
Administrative expenses	(188,185)

Total deductions	(1,798,048)

Net increase	8,650,999

Net assets available for benefits:
Beginning of year	49,437,682

End of year	$58,088,681

See accompanying notes to financial statements.

PITTSBURGH DIVISION

PROFIT SHARING PLAN

Notes to Financial Statements

February 29, 2004 and February 28, 2003

(1)	Summary Description of the Plan

The following description of the Pittsburgh Division Profit Sharing Plan (the Plan) is provided for general information purposes only. Participants should refer to the summary plan description for a more complete description of the Plan’s provisions.

The Plan, amended and restated February 23, 1997, was originally established on December 31, 1961 as a defined contribution profit sharing plan for all full-time employees of the Pittsburgh Division of SUPERVALU INC. (the Company).

Under provisions of the Plan, as amended, all full-time employees of the Company who are 21 years of age or older are eligible to participate in the Plan after completing one year of eligible service. Contributions to the Plan are determined each year at the discretion of the Retirement Committee of the Company and are limited to the amount deductible for federal income tax purposes. Prior to March 1, 2002, the Company’s contribution is allocated among the participants based on the ratio of each participant’s compensation, weighted for length of service, to total weighted compensation for all participants for the year, except that a participant’s allocation may not exceed the lesser of 25% of the participant’s compensation or $30,000 as adjusted for cost-of-living increases in accordance with Section 415(d) of the Internal Revenue Code. Effective March 1, 2002, a participant’s allocation may not exceed the lesser of 100% of the participant’s compensation or $40,000. Separate accounts are maintained for each participant.

The Plan provides that the Administrative Committee, solely at its discretion, may elect to implement nondeductible voluntary contributions which would allow Plan participants to contribute to the Plan a sum not to exceed 10% of the participant’s applicable compensation during the Plan year. The Administrative Committee has not elected this option; therefore, no participant contributions have been made. Employer contributions may be directed into one or more of the funds within the SUPERVALU INC. 401(k) Master Trust (the 401(k) Master Trust).

The Plan accounts of participants within the 401(k) Master Trust are consolidated, resulting in each participant having only one account within the 401(k) Master Trust. Therefore, participant movement between plans results in asset transfers within the 401(k) Master Trust.

All amounts contributed by employees, if allowed, are 100% vested at all times. Participants become vested with respect to employer contributions based upon the following graduated scale:

Years of vesting service	Vested portion of participant’s account
Less than 2 years	0%
2 years but less than 3 years	20%
3 years but less than 4 years	40%
4 years but less than 5 years	60%
5 years or more	100%

PITTSBURGH DIVISION

PROFIT SHARING PLAN

Notes to Financial Statements

February 29, 2004 and February 28, 2003

Regardless of years of vested service, a Plan participant will automatically become fully vested in employer contributions upon reaching the age of 60, or upon death, disability, or Plan termination.

Forfeitures of nonvested amounts shall be allocated to the remaining participants in the same manner as the Company’s annual contribution. Forfeitures of nonvested amounts totaling $8,522 were allocated to remaining participants in fiscal 2004.

Although the Company has not expressed any intent to terminate the Plan, it may do so at any time. Each participant’s account would immediately vest and the balance would be distributed to the participant in full upon termination.

Benefits under the Plan are payable in a lump sum.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements of the Plan are presented on the accrual basis of accounting.

(b)	Investments

Investment assets of the Plan are stated at current fair value. Investments in various funds within the 401(k) Master Trust represent the Plan’s pro-rata share of the quoted market value of the fund’s net assets as reported by the Trustee (as defined in note 3). Investment contracts in the Principal Conservation Fund are stated at contract value, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis.

(c)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

(d)	Expenses

The reasonable expenses of administering the Plan shall be payable out of the Plan’s funds except to the extent that the Company, in its discretion, directly pays the expenses. In fiscal 2004, SUPERVALU did pay certain expenses on behalf of the Plan.

(e)	Risk and Uncertainties

The Plan provides for various investment fund options within the 401(k) Master Trust. Investment securities are exposed to various risks, such as interest rate, market fluctuation, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant’s account balances and the amounts reported in the statements of net assets available for benefits.

PITTSBURGH DIVISION

PROFIT SHARING PLAN

Notes to Financial Statements

February 29, 2004 and February 28, 2003

(3)	Trustee

On May 24, 2002, Bank of New York (the Trustee) was appointed the Trustee and custodian of the Plan’s assets by the Retirement Committee. Prior to May 24, 2002, Bankers Trust Company was the appointed Trustee and custodian of the Plan’s assets. The Plan’s assets were transferred to Bank of New York on August 1, 2002.

(4)	Investments

Under the terms of the trust agreement, the Trustee manages investments on behalf of the Plan. In accordance with the trust agreement, certain assets of the Plan are held together with assets of other plans sponsored by SUPERVALU in the 401(k) Master Trust.

The 401(k) Master Trust includes the SUPERVALU Wholesale Employees’ 401(k) Plan, the SUPERVALU Retail Employees’ 401(k) Plan, the SUPERVALU Pre-tax Savings and Profit Sharing Plan, and the Pittsburgh Division Profit Sharing Plan.

The Trustee allocates interest and investment income, and net realized gains and losses to each of the funds in the 401(k) Master Trust based on the actual performance of each fund. Financial information related to the 401(k) Master Trust is prepared and filed in accordance with the Department of Labor’s regulations.

The recordkeeper (Hewitt Associates LLC) allocates interest and dividends, net realized (unrealized) gains and losses, and administrative expenses to each of the plans in the 401(k) Master Trust based upon the ratio of net assets of the Plan to the total net assets of the 401(k) Master Trust. Separate accounts are maintained by the recordkeeper for participants in each plan, and funds may be distributed to or withdrawn by participants in accordance with the appropriate plan’s terms.

Fair values of investments in the 401(k) Master Trust are as follows:

	February 29, 2004	February 28, 2003
Investments at fair value:
Collective investment/mutual funds	$447,263,900	389,403,886
Common stock held by:
Equity funds	110,613,644	59,654,201
SUPERVALU Common Stock Fund	79,422,167	38,171,480
Cash and cash equivalents	7,061,371	4,598,893
Accrued income	464,477	456,043
Net settlements payable	(1,370,721)	(142,654)
Loans receivable from participants	16,557,038	15,646,739

	$660,011,876	507,788,588

PITTSBURGH DIVISION

PROFIT SHARING PLAN

Notes to Financial Statements

February 29, 2004 and February 28, 2003

Investment income for the 401(k) Master Trust for the fiscal year ended February 29, 2004 is as follows:

Net realized and unrealized appreciation in fair value of investments:
Collective investment/mutual funds	$97,701,605
Common stock	43,393,298

141,094,903

Interest	1,076,788
Dividends	3,192,550

Net investment income	$145,364,241

At February 29, 2004 and February 28, 2003, the Plan held 8.6% and 9.5%, respectively, of the 401(k) Master Trust assets.

(5)	Federal Income Tax Status

The plan administrator has received a determination letter, dated April 1, 2002, from the Internal Revenue Service indicating that the Plan meets the requirements of Section 401(a) of the Internal Revenue Code (the Code) and that the trust established in connection therewith is exempt from federal income tax under Section 501(a) of the Code. SUPERVALU believes the Plan continues to meet the requirements of Section 401(a) of the Code and that the related trust is exempt from income tax under Section 501(a) of the Code. Therefore, no provision for income taxes has been made.

(6)	Party-in-interest Transactions

The Plan engages in transactions involving the acquisition and disposition of investment funds with the Trustee, and the 401(k) Master Trust, who are parties-in-interest with respect to the Plan. These transactions are covered by an exemption from the “prohibited transactions” provision of ERISA and the Code.